 Exhibit 3.1

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS
OF
4.875% FIXED RATE NON-CUMULATIVE REDEEMABLE PREFERRED
SHARES, series j,
OF
PARTNERRE LTD.

PARTNERRE LTD., a Bermuda exempted company limited by shares (the “Company”), does hereby certify, that, pursuant to the authority contained in its Amended and Restated Bye-Laws (as amended and restated from time to time, the “Bye-Laws”) and to resolutions of the Board of Directors of the Company adopted on March 5, 2021, the creation of the series of 4.875% Fixed Rate Non-Cumulative Redeemable Preferred Shares, Series J, $1.00 par value per share, $25.00 liquidation value per share, was authorized and the designation, preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions of the Series J Preferred Shares, in addition to those set forth in the Memorandum of Association and the Bye-Laws of the Company, were fixed as follows:

Section 1.      Designation and Amount. There shall be a series of Preferred Shares of the Company which shall be designated as “4.875% Fixed Rate Non-Cumulative Redeemable Preferred Shares, Series J,” par value $1.00 per share (hereinafter called “Series J Preferred Shares”), and the number of shares constituting such series shall initially be 8,000,000. Such number of shares may be increased or decreased at any time and from time to time by resolution of the Company’s Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series J Preferred Shares to a number less than that of the shares then issued and outstanding plus the number of shares of Series J Preferred Shares issuable upon exercise of outstanding rights, options or warrants or upon conversion of outstanding securities issued by the Company.

Section 2.      Definitions. For purposes of the Series J Preferred Shares, the following terms shall have the meanings indicated:

“Additional Directors” has the meaning set forth in Section 9(b) hereof.

“Applicable Supervisor” means the BMA or, should the BMA no longer have jurisdiction or responsibility to regulate the Company or the Insurance Group, as the context requires, a regulator that administers the Applicable Supervisory Regulations.

“Applicable Supervisory Regulations” means such insurance supervisory laws, rules and regulations relating to group supervision or the supervision of single insurance entities, as applicable, which are applicable to the Company or the Insurance Group and which shall initially mean the Group Solvency Standards, together with the Group Supervision Rules, as those rules and regulations may be amended or replaced from time to time (the “Group Rules”) until such time when the BMA no longer has jurisdiction or responsibility to regulate the Company or the Insurance Group.

“Bermuda Business Day” means any day other than a day on which commercial banks in Bermuda are authorized or obligated by law, executive order or regulation to close

“BMA” means the Bermuda Monetary Authority.

“Board” means the Board of Directors of the Company or any committee authorized by such Board of Directors to perform any of its responsibilities with respect to the Series J Preferred Shares.

“Business Day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City generally are authorized or obligated by law or executive order to close.

“Capital Adequacy Regulations” means the solvency margin, capital adequacy regulations or any other regulatory capital rules applicable to the Company from time to time on an individual or group basis pursuant to Bermuda law and/or the laws of any applicable jurisdiction and which set out the requirements to be satisfied by financial instruments to qualify as solvency margin or additional solvency margin or regulatory capital (or any equivalent terminology employed by the then applicable capital adequacy regulations).

“Capital Disqualification Event” means the Series J Preferred Shares cease to qualify, in whole or in part (including as a result of any transitional or grandfathering provisions or otherwise), for purposes of determining the Company’s (i) solvency margin, (ii) capital adequacy ratios or (iii) any other comparable ratios, regulatory capital resource or level, of the Company or any subsidiary thereof, where capital is subdivided into tiers, as Tier 2 capital securities under then-applicable Capital Adequacy Regulations imposed upon the Company by the Applicable Supervisor, which, includes the Company’s individual and group Enhanced Capital Requirements under the BMA’s capital regulations, except as a result of any applicable limitation on the amount of such capital. For the avoidance of doubt, a “Capital Disqualification Event” shall not be deemed to have occurred so long as the Series J Preferred Shares qualify as Tier 1 or Tier 2 capital securities as described by the Applicable Supervisor.

“Change in Tax Law” means (i) a change in or amendment to laws, regulations or rulings of any Relevant Taxing Jurisdiction (as defined below) (ii) a change in the official application or interpretation of those laws, regulations or rulings, (iii) any execution of or amendment to any treaty affecting taxation to which any Relevant Taxing Jurisdiction is party or (iv) a decision rendered by a court of competent jurisdiction in any Relevant Taxing Jurisdiction, whether or not such decision was rendered with respect to the Company, in each case described in (i)-(iv) above occurring after March 15, 2021; provided that in the case of a Relevant Taxing Jurisdiction other than Bermuda in which a successor company is organized, such change in tax law must occur after the date on which the Company consolidates, merges or amalgamates (or engages in a similar transaction) with the successor company, or conveys, transfers or leases substantially all of the Company’s properties and assets to the successor company, as applicable.

“Common Shares” means the common shares of the Company issued to Exor Nederland N.V., par value $0.00000001 per share, the Class B common shares of the Company, par value $0.00000001 per share, and any other class or series of common shares of the Company, now or hereafter issued and outstanding.

“Companies Act” means the Companies Act 1981 of Bermuda, as amended.

“Cumulative Shares” means the Company’s Series G Cumulative Redeemable Preferred Shares and Series H Cumulative Redeemable Preferred Shares and any other series of cumulative preferred shares issued by the Company from time to time.

“Dividend Payment Date” has the meaning given to it in Section 3(a).

“Dividend Period” means the period from and including a Dividend Payment Date to, but excluding, the next Dividend Payment Date, except that the Dividend Period during which any Series J Preferred Share shall be redeemed pursuant to Section 6 shall end on and exclude the redemption date with respect to the Series J Preferred Shares being redeemed. If any Dividend Payment Date falls on a day that is not a Business Day and a Bermuda Business Day, the payment of dividends will be made on the first Business Day following such Dividend Payment Date, without accrual to the actual payment date.

“Dividend Record Date” has the meaning given to it in Section 3(c).

“Dollars” or “$” means U.S. Dollars.

“DTC” means The Depository Trust Company, together with its successors and assigns.

“ECR” means the enhanced capital and surplus requirement applicable to the Insurance Group and as defined in the Insurance Act 1978 of Bermuda and related regulations, as amended or replaced from time to time (the “Insurance Act”), or, should the Insurance Act or the Group Rules no longer apply to the Insurance Group, any and all other solvency capital requirements defined in the Applicable Supervisory Regulations.

“Enhanced Capital Requirement” means the ECR or any other requirement to maintain assets applicable to the Company or in respect of the Insurance Group, as applicable, pursuant to the Applicable Supervisory Regulations.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fixed-Rate” means an amount equal to 4.875% per annum.

“Fully Junior Shares” means the Common Shares and any other class or series of share capital of the Company, now or hereafter issued and outstanding, that ranks junior to the Series J Preferred Shares as to both (i) the payment of dividends and (ii) the distribution of assets on any liquidation, dissolution or winding up of the Company.

“Group Solvency Standards” means the Bermuda Insurance (Prudential Standards) (Insurance Group Solvency Requirement) Rules 2011, as those rules and regulations may be amended or replaced from time to time.

“Group Supervision Rules” means the Bermuda Insurance (Group Supervision) Rules 2011, as those rules and regulations may be amended or replaced from time to time.

“Insurance Group” means all subsidiaries of the Company that are regulated insurance or reinsurance companies (or part of such regulatory group) pursuant to the Applicable Supervisory Regulations. For the avoidance of doubt, Insurance Group refers to all such regulated insurance or reinsurance subsidiaries or other entities, on a collective basis, of which the Applicable Supervisor is the group supervisor.

“Issue Date” means March 15, 2021, the first date on which the Series J Preferred Shares are issued and sold.

“Junior Shares” means the Common Shares and any other class or series of share capital of the Company (including any other Fully Junior Shares), now or hereafter issued and outstanding, that ranks junior to the Series J Preferred Shares as to either (i) the payment of dividends or (ii) the distribution of assets on any liquidation, dissolution or winding up of the Company.

“Liquidation Parity Shares” means the Company’s Series G Cumulative Redeemable Preferred Shares, Series H Cumulative Redeemable Preferred Shares and Series I Non-Cumulative Redeemable Preferred Shares and any other class or series of share capital of the Company, now or hereafter issued and outstanding, that ranks on a parity with the Series J Preferred Shares in the distribution of assets on any liquidation, dissolution or winding up of the Company.

“Liquidation Senior Shares” means any class or series of share capital of the Company, now or hereafter issued and outstanding, that ranks senior to the Series J Preferred Shares in the distribution of assets on any liquidation, dissolution or winding up of the Company.

“Parity Shares” means the Company’s Series G Cumulative Redeemable Preferred Shares, Series H Cumulative Redeemable Preferred Shares and Series I Non-Cumulative Redeemable Preferred Shares and any other class or series of share capital of the Company, now or hereafter issued and outstanding, that ranks on a parity with the Series J Preferred Shares as to both (i) the payment of dividends and (ii) the distribution of assets on any liquidation, dissolution or winding up of the Company.

“Person” means any individual, firm, partnership, corporation, limited liability company or other entity, and shall include any successor (by merger or otherwise) of such entity.

“Rating Agency” means any nationally recognized statistical rating organization, as defined in Section 3(a)(62) of the Exchange Act, that then publishes a rating for the Company.

“Redemption Requirements” means (i) the Company has sufficient funds in order to meet the Enhanced Capital Requirement or (ii) the Company replaces the capital represented by Series J Preferred Shares to be redeemed with capital having equal or better capital treatment as the Series J Preferred Shares under the Applicable Supervisory Regulations.

“Register of Members” means the Register of Members of the Company.

“Relevant Taxing Jurisdiction” means (i) Bermuda or any political subdivision or governmental authority of or in Bermuda with the power to tax, (ii) any jurisdiction from or through which the Company or the Company’s agent (as applicable) are making payments on the Series J Preferred Shares or any political subdivision or governmental authority of or in that jurisdiction with the power to tax or (iii) any other jurisdiction in which the Company or a successor company is organized or generally subject to taxation or any political subdivision or governmental authority of or in that jurisdiction with the power to tax.

“Series J Preferred Shares” shall have the meaning set forth in Section 1 hereof.

“Set apart for payment” shall be deemed to include, without any action other than the following, the recording by the Company in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to a declaration of dividends or other distribution by the Board, the allocation of funds to be so paid on any class or series of the Company’s shares; provided, however, that if any funds for any class or series of Junior Shares or any class or series of Parity Shares are placed in a separate account of the Company or delivered to a disbursing, paying or other similar agent, then “set apart for payment” with respect to the Series J Preferred Shares shall mean placing such funds in a separate account or delivering such funds to a disbursing, paying or other similar agent.

“Tax Event” shall have the meaning given in Section 6(b)(iii).

“Transfer Agent” means, initially, Computershare Trust Company, N.A., and thereafter any such other agent or agents of the Company as may be designated by the Board or its designee as the transfer agent, registrar and dividend disbursing agent for the Series J Preferred Shares.

“Voting Event” means the Company notifies the holders of Common Shares of a proposal for an amalgamation or merger or any proposal for any other matter that requires, as a result of any changes in Bermuda law after the Issue Date, an affirmative vote of the holders of the Series J Preferred Shares at the time issued and outstanding, whether voting as a separate series or together with any other series of Preferred Shares as a single class.

“Voting Preferred Shares” shall have the meaning set forth in Section 9(b) hereof.

Section 3.      Dividends.

(a)            The holders of Series J Preferred Shares will be entitled to receive, only when, as and if declared by the Board or a duly authorized committee of the Board, out of funds legally available for the payment of dividends, non-cumulative cash dividends from, and including, the Issue Date, quarterly in arrears, on the 15th day of March, June, September and December of each year (each, a “Dividend Payment Date”), commencing on June 15, 2021; provided that, if any Dividend Payment Date falls on a day that is not a Business Day and a Bermuda Business Day, such dividend shall instead be payable on (and no additional dividends shall accrue on the amount so payable from such date to) the first Business Day that is also a Bermuda Business Day following such Dividend Payment Date. In the event that the Company elects to issue additional Series J Preferred Shares after the Issue Date of the Series J Preferred Shares in accordance with Section 1, dividends on such additional Series J Preferred Shares, to the extent declared, shall accrue from and include the Issue Date or any other date as the Company shall specify at the time such additional Series J Preferred Shares are issued.

(b)            To the extent declared, dividends shall be payable, with respect to each Dividend Period in an amount per Series J Preferred Share equal to the Fixed Rate of the liquidation value per share per annum. Dividends payable on the Series J Preferred Shares shall be computed on the basis of a 360-day year consisting of twelve 30-day months with respect to a full Dividend Period, and on the basis of the actual number of days elapsed during such Dividend Period with respect to a Dividend Period other than a full Dividend Period.

(c)            Dividends, if so declared, that are payable on Series J Preferred Shares on any Dividend Payment Date shall be payable to holders of record of Series J Preferred Shares as they appear on the books on the register of members of the Company at 5:00 p.m. (New York City time) on the applicable record date, which shall be the 15th calendar day before that Dividend Payment Date or such other record date fixed by the Board or a duly authorized committee of the Board that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day and a Bermuda Business Day.

(d)            Each Dividend Period shall commence on and include a Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Issue Date, provided that, for any Series J Preferred Shares issued after the Issue Date, the initial Dividend Period for such shares may commence on and include such other date as the Board or a duly authorized committee of the Board shall determine and publicly disclose at the time such additional shares are issued) and shall end on and include the calendar day preceding the next Dividend Payment Date. Dividends payable in respect of a Dividend Period shall be payable in arrears (i.e., on the first Dividend Payment Date after such Dividend Period).

(e)            Dividends on the Series J Preferred Shares shall be non-cumulative. Consequently, if the Board or a duly authorized committee of the Board does not authorize and declare a dividend on the Series J Preferred Shares for any Dividend Period on or before the Dividend Payment Date for such Dividend Period, in full or otherwise, then such undeclared dividends shall not accumulate and shall not accrue and shall not be payable, and the Company shall have no obligation to pay such undeclared dividends for the applicable Dividend Period on the related Dividend Payment Date or at any future time or to pay interest with respect to such dividends, whether or not dividends are declared for any future Dividend Period on Series J Preferred Shares or any other preferred shares of the Company.

(f)            Holders of Series J Preferred Shares shall not be entitled to any dividends or other distributions, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on the Series J Preferred Shares as specified in this Section 3 (subject to the other provisions of this Certificate of Designation).

(g)            So long as any Series J Preferred Shares remain issued and outstanding, unless the full dividend for the last completed Dividend Period on all issued and outstanding Series J Preferred Shares and all issued and outstanding Parity Shares has been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside), (i) no dividend shall be declared or paid on the Common Shares or any other Junior Shares or any Parity Shares (except in the case of the Parity Shares, on a pro rata basis with the Series J Preferred Shares as described below), other than a dividend payable solely in Common Shares or other Fully Junior Shares or (solely in the case of Parity Shares) other Parity Shares, as applicable, and (ii) no Common Shares or other Junior Shares or Parity Shares shall be purchased, redeemed or otherwise acquired for consideration by the Company, directly or indirectly (other than (A) as a result of a reclassification of Junior Shares for or into Fully Junior Shares, or a reclassification of Parity Shares for or into other Parity Shares, or the exchange or conversion of one Junior Share for or into a Fully Junior Share, or the exchange or conversion of one Parity Share for or into another Parity Share, (B) through the use of the proceeds of a substantially contemporaneous sale of Fully Junior Shares or (solely in the case of Parity Shares) other Parity Shares, as applicable, or (C) as required by or necessary to fulfill the terms of any employment contract, benefit plan or similar arrangement with or for the benefit of one or more employees, directors or consultants).

(h)            When dividends are not paid (or declared and a sum sufficient for payment thereof set aside) in full on any Dividend Payment Date (or, in the case of Parity Shares having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within a Dividend Period) on the Series J Preferred Shares and any Parity Shares, all dividends declared by the Board or a duly authorized committee thereof on the Series J Preferred Shares and all such Parity Shares and payable on such Dividend Payment Date (or, in the case of Parity Shares having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) shall be declared by the Board or such committee thereof pro rata in accordance with the respective aggregate liquidation values of the Series J Preferred Shares and any Parity Shares so that the respective amounts of such dividends shall bear the same ratio to each other as all declared but unpaid dividends per Series J Preferred Share and all Parity Shares payable on such Dividend Payment Date (or, in the case of Parity Shares having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) bear to each other.

(i)            The Company may not declare or pay a dividend, or set apart for payment by the Company, in respect of any Series J Preferred Share if the Company has reasonable grounds for believing that the Company is, or would after payment of the dividend be, unable to pay its liabilities as they become due, or that the realizable value of the Company’s assets would, after payment of the dividend, be less than the aggregate value of the Company’s liabilities or that the Company is or would after such payment be in breach of the Insurance Act, the Applicable Supervisory Regulations, including the Enhanced Capital Requirement thereunder.

Section 4.      Payment of Additional Amounts

(a)            The Company shall make all payments on the Series J Preferred Shares free and clear of and without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any Relevant Taxing Jurisdiction, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (i) the laws (or any regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction or (ii) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in any Relevant Taxing Jurisdiction). If a withholding or deduction at source is required, the Company shall, subject to certain limitations and exceptions described below, pay to the holders of the Series J Preferred Shares such additional amounts (the “additional amounts”) as dividends as may be necessary so that every net payment, after such withholding or deduction (including any such withholding or deduction from such additional amounts), shall be equal to the amounts the Company would otherwise have been required to pay had no such withholding or deduction been required.

(b)          The Company shall not be required to pay any additional amounts for or on account of:

(i)            any tax, fee, duty, assessment or governmental charge of whatever nature that would not have been imposed but for the fact that such holder was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the Relevant Taxing Jurisdiction or any political subdivision thereof or otherwise had some connection with the Relevant Taxing Jurisdiction other than by reason of the mere ownership of, or receipt of payment under, such Series J Preferred Shares or any Series J Preferred Shares presented for payment (where presentation is required for payment) more than 30 days after the Relevant Date (except to the extent that the holder would have been entitled to such amounts if it had presented such shares for payment on any day within such 30 day period). The “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the dividend disbursing agent on or prior to such due date, it means the first date on which the full amount of such moneys having been so received and being available for payment to holders and notice to that effect shall have been duly given to the holders of the Series J Preferred Shares;

(ii)            any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge or any tax, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payment of the liquidation value or of any dividends on the Series J Preferred Shares;

(iii)            any tax, fee, duty, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder of such Series J Preferred Shares to comply with any reasonable request by the Company addressed to the holder within 90 days of such request (a) to provide information concerning the nationality, residence or identity of the holder or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement that is required or imposed by statute, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from all or part of such tax, fee, duty, assessment or other governmental charge;

(iv)            any tax, fee, duty, assessment or governmental charge required to be withheld or deducted under Sections 1471 through 1474 of the Code (or any Treasury regulations or other administrative guidance thereunder); or

(v)            any combination of items (i), (ii), (iii) and (iv).

(c)            The Company shall not pay additional amounts with respect to any payment on any such Series J Preferred Shares to any holder that is a fiduciary, partnership, limited liability company or other pass-through entity other than the sole beneficial owner of such Series J Preferred Shares if such payment would be required by the laws of the Relevant Taxing Jurisdiction to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership, limited liability company or other pass-through entity or a beneficial owner to the extent such beneficiary, partner or settlor would not have been entitled to such additional amounts had it been the holder of the Series J Preferred Shares.

Section 5.      Liquidation Rights.

(a)            In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, holders of the Series J Preferred Shares shall be entitled to receive, out of the assets of the Company available for distribution to shareholders of the Company, after satisfaction of all liabilities and obligations to creditors and holders of Liquidation Senior Shares, if any, but before any distribution of such assets is made to the holders of Common Shares or any other class or series of share capital of the Company that ranks junior in the distribution of assets on any liquidation, dissolution or winding up of the Company, a liquidating distribution in the amount equal to $25.00 per Series J Preferred Share, plus declared and unpaid dividends, if any, without regard to any undeclared dividends, to the date of final distribution to such holder.

(b)            After payment of the full amount of any distribution described in Section 5(a) above to which holders are entitled, holders of the Series J Preferred Shares will have no right or claim to any of the Company’s remaining assets. If in any distribution described in Section 5(a)above, the assets of the Company are not sufficient to pay the liquidation value in full to all holders of Series J Preferred Shares and all holders of any Liquidation Parity Shares, the amounts payable to the holders of Series J Preferred Shares and to the holders of all such other Liquidation Parity Shares shall be paid pro rata in accordance with the respective aggregate liquidation value of the holders of Series J Preferred Shares and the holders of all such other Liquidation Parity Shares, but only to the extent the Company has assets available after satisfaction of all liabilities and obligations to creditors and holders of Liquidation Senior Shares. In any such distribution, the “liquidation value” of any holder of Series J Preferred Shares or Liquidation Parity Shares of the Company shall mean the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the Company available for such distribution), including any declared but unpaid dividends (and any unpaid, accrued cumulative dividends, whether or not declared, in the case of any holder of shares on which dividends accrue on a cumulative basis).

(c)            If the liquidation value has been paid in full to all holders of Series J Preferred Shares and any holders of Liquidation Parity Shares, the holders of Common Shares and any other class or series of share capital of the Company that ranks junior in the distribution of assets on any liquidation, dissolution or winding up of the Company shall be entitled to receive all remaining assets of the Company according to their respective rights and preferences.

(d)            The Series J Preferred Shares shall be subordinated in right of payment to all obligations of the Company’s subsidiaries, including all existing and future policyholders’ obligations of such subsidiaries.

(e)            For purposes of this Section 5, the consolidation, amalgamation, merger, arrangement, reincorporation, de-registration, reconstruction, reorganization or other similar transaction involving the Company or the sale or transfer of all or substantially all of the shares or the property or business of the Company shall not be deemed to constitute a liquidation, dissolution or winding-up.

Section 6.      Redemption at the Option of the Company.

(a)            The Series J Preferred Shares may not be redeemed by the Company prior to March 15, 2026, subject to the exceptions set forth in Section 6(b) herein. On and after March 15, 2026, so long one or more of the Redemption Requirements is satisfied, the Company may redeem, at its option, in whole or from time to time in part, the Series J Preferred Shares, upon notice given as provided in Subsection (e) below, at a redemption price equal to $25.00 per Series J Preferred Share, plus declared and unpaid dividends, if any, without regard to any undeclared dividends, to, but excluding, the redemption date, without interest on such unpaid dividends.

(b)            Notwithstanding the foregoing, so long one or more of the Redemption Requirements is satisfied and the Applicable Supervisor approves of the redemption, the Company may redeem, at its option, at any time prior to March 15, 2026, in whole but not in part, the shares of the Series J Preferred Shares at the time issued and outstanding, upon notice given as provided in Subsection (e) below, in any of the circumstances and at the applicable redemption prices set forth in paragraphs (i) through (iv) below:

  (i)            if a Voting Event has occurred, at a redemption price of $26.00 per Series J Preferred Share, plus declared and unpaid dividends, if any, without regard to any undeclared dividends, to, but excluding, the redemption date, without interest on such unpaid dividends.

  (ii)            if at any time within 90 days following the occurrence of the date on which the Company has reasonably determined that, as a result of (i) any amendment to, or change in, those laws or regulations of the jurisdiction of the Applicable Supervisor that is enacted or becomes effective after the initial issuance of the Series J Preferred Shares, (ii) any proposed amendment to, or change in, those laws or regulations that is announced or becomes effective after the initial issuance of the Series J Preferred Shares or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of the Series J Preferred Shares, a Capital Disqualification Event has occurred, at a redemption price equal to $25.00 per Series J Preferred Share, plus declared and unpaid dividends, if any, without regard to any undeclared dividends, to, but excluding, the redemption date, without interest on such unpaid dividends.

(iii)            if as a result of a Change in Tax Law there is, in the Company’s reasonable determination, a substantial probability that the Company or any successor company would be required to pay any additional amounts on the next succeeding Dividend Payment Date with respect to the Series J Preferred Shares and the payment of those additional amounts could not be avoided by the use of any reasonable measures available to the Company or any successor company (a “Tax Event”), at a redemption price equal to $25.00 per Series J Preferred Share, plus declared and unpaid dividends, if any, without regard to any undeclared dividends, to, but excluding, the redemption date, without interest on such unpaid dividends. Prior to any redemption upon a Tax Event, the Company shall file with its corporate records and deliver to the transfer agent for the Series J Preferred Shares a certificate signed by one of the Company’s officers confirming that a Tax Event has occurred and is continuing (as reasonably determined by the Company). The Company shall include a copy of this Certificate of Designation with any notice of such redemption.

(iv)            if within 90 days after a Rating Agency amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Series J Preferred Shares, which amendment, clarification or change results in a Rating Agency Event, at a redemption price equal to $25.50 per Series J Preferred Share, plus declared and unpaid dividends, if any, without regard to any undeclared dividends, to, but excluding, the redemption date, without interest on such unpaid dividends. As used herein, a “Rating Agency Event” occurs if Rating Agency amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Series J Preferred Shares, which amendment, clarification, or change results in:

A.            the shortening of the length of time the Series J Preferred Shares are assigned a particular level of equity credit by that Rating Agency as compared to the length of time they would have been assigned that level of equity credit by that Rating Agency or its predecessor on the initial issuance of the Series J Preferred Shares; or

B.            the lowering of the equity credit (including up to a lesser amount) assigned to the Series J Preferred Shares by that Rating Agency as compared to the equity credit assigned by that Rating Agency or its predecessor on the initial issuance of the Series J Preferred Shares.

(c)            The Series J Preferred Shares shall not be subject to any mandatory redemption, sinking fund, retirement fund, purchase fund or other similar provisions. Holders of Series J Preferred Shares shall have no right to require redemption, repurchase or retirement of any Series J Preferred Shares.

(d)            The redemption price for any Series J Preferred Shares shall be payable on the redemption date to the holders of such shares against book-entry transfer or surrender of the certificate(s) evidencing such shares to the Company or its agent. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the Dividend Record Date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Section 3 herein. Prior to delivering any notice of redemption as provided below, the Company shall file with its corporate records a certificate signed by one of the Company’s officers affirming the Company’s compliance with the redemption provisions under the Companies Act relating to the Series J Preferred Shares, and stating that there are reasonable grounds for believing that the Company is, and after the redemption will be, able to pay its liabilities as they become due and that the redemption will not cause the Company to breach any provision of applicable Bermuda law or regulation. The Company shall mail a copy of this Certificate of Designation with the notice of any redemption.

(e)            Notice of every redemption of Series J Preferred Shares shall be given by first class mail, postage prepaid, addressed to the holders of record of the Series J Preferred Shares to be redeemed at their respective last addresses appearing on the share register of the Company. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of Series J Preferred Shares designated for redemption shall not affect the validity of the proceedings for the redemption of any other Series J Preferred Shares. Notwithstanding the foregoing, if the Series J Preferred Shares or any depositary shares representing interests in the Series J Preferred Shares are issued in book-entry form through DTC or any other similar facility, notice of redemption may be given to the holders of Series J Preferred Shares at such time and in any manner permitted by such facility. Each such notice given to a holder shall state: (i) the redemption date; (ii) the number of Series J Preferred Shares to be redeemed and, if less than all the Series J Preferred Shares held by such holder are to be redeemed, the number of such Series J Preferred Shares to be redeemed from such holder; (iii) the redemption price; and (iv) that the Series J Preferred Shares should be delivered via book-entry transfer or the place or places where certificates, if any, for such Series J Preferred Shares are to be surrendered for payment of the redemption price.

(f)            In case of any redemption of only part of the Series J Preferred Shares at the time issued and outstanding, the Series J Preferred Shares to be redeemed shall be selected either pro rata or by lot. Subject to the provisions hereof, the Company shall have full power and authority to prescribe the terms and conditions upon which Series J Preferred Shares shall be redeemed from time to time.

(g)            If notice of redemption of any Series J Preferred Shares has been duly given and if on or before the redemption date specified in the notice all funds necessary for such redemption have been set aside by the Company, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the Series J Preferred Shares called for redemption, so as to be and continue to be available therefor, then, notwithstanding that Series J Preferred Shares so called for redemption have not been surrendered for cancellation or transferred via book-entry, on and after the redemption date, no further dividends shall be declared on all Series J Preferred Shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such Series J Preferred Share shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption, without interest.

(h)            Without limiting the foregoing, redemption of the Series J Preferred Shares is subject to any applicable provisions of the Companies Act.

Section 7.      Substitution or Variation.

(a)            At any time following a Tax Event or at any time following a Capital Disqualification Event, the Company may, without the consent of any holders of the Series J Preferred Shares, vary the terms of the Series J Preferred Shares such that they remain securities, or exchange the Series J Preferred Shares with new securities, which (i) in the case of a Tax Event, would eliminate the substantial probability that the Company or any Successor Company would be required to pay any additional amounts with respect to the Series J Preferred Shares as a result of a Change in Tax Law or (ii) in the case of a Capital Disqualification Event, would cause the Series J Preferred Shares to cease to qualify, in whole or in part (including as a result of any transitional or grandfathering provisions or otherwise) as at least Tier 2 capital, where capital is subdivided into tiers, or its equivalent under then-applicable Capital Adequacy Regulations imposed upon the Company by the Applicable Supervisor, including the Enhanced Capital Requirement under the Applicable Supervisory Regulations. for purposes of determining the solvency margin, capital adequacy ratios or any other comparable ratios, regulatory capital resource or level of the Company or any subsidiary thereof. In either case, the terms of the varied securities or new securities considered in the aggregate cannot be less favorable to holders than the terms of the Series J Preferred Shares prior to being varied or exchanged; provided that no such variation of terms or securities received in exchange shall change the specified denominations of, dividend payable on, the redemption dates (other than any extension of the period during which an optional redemption may not be exercised by the Company) or currency of, the Series J Preferred Shares, reduce the liquidation value thereof, lower the ranking in right of payment with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding-up of the Series J Preferred Shares, or change the foregoing list of items that may not be so amended as part of such substitution or variation. Further, no such variation of terms or securities received in exchange shall impair the right of a holder of the securities to institute suit for the payment of any amounts due (as provided under this Certificate of Designation), but unpaid with respect to such holder’s securities.

(b)            Prior to any substitution or variation, the Company shall be required to receive an opinion of independent legal advisers of recognized standing to the effect that holders and beneficial owners of the Series J Preferred Shares (including as holders and beneficial owners of the varied or exchanged securities) will not recognize income, gain or loss for United States federal income tax purposes as a result of such substitution or variation and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such substitution or variation not occurred.

(c)            Any substitution or variation of the Series J Preferred Shares described above shall be made after notice is given to the holders of the Series J Preferred Shares not less than 30 days nor more than 60 days prior to the date fixed for substitution or variation, as applicable.

Section 8.      Shares To Be Retired. All Series J Preferred Shares which shall have been issued and reacquired in any manner by the Company shall be restored to the status of authorized but unissued shares of the Company’s shares, without designation as to class or series.

Section 9.      Voting Rights.

(a)            Except as otherwise provided in this Section 10 and as otherwise required by law, holders of the Series J Preferred Shares shall have no voting rights.

(b)            Whenever, at any time or times, dividends have not been declared and paid on Series J Preferred Shares, or any class or series of non-cumulative Parity Shares in an amount equivalent to dividends for six full Dividend Periods (whether or not consecutive), then, immediately upon the happening of such event, the holders of Series J Preferred Shares, together with the holders of shares of every class or series of non-cumulative Parity Shares (all such other classes or series, the “Voting Preferred Shares”), voting as a single class regardless of class or series, shall have the right to elect two directors to the Board of the Company (the “Additional Directors”) at any general meeting of shareholders or at a special meeting of the holders of the Series J Preferred Shares called as hereinafter provided. At any time after such voting power shall have been so vested in the holders of Series J Preferred Shares and the Voting Preferred Shares, the secretary of the Company may, and upon the written request of any holder of Series J Preferred Shares (addressed to the Corporate Secretary at the principal office of the Company) shall, call a special meeting of the holders of the Series J Preferred Shares and of the Voting Preferred Shares for the election of the Additional Directors, such call to be made by notice similar to that provided in the Bye-Laws for a special general meeting of the shareholders or as required by law. If any such special meeting required to be called as above provided shall not be called by the Corporate Secretary within 30 days after receipt of any such request, then any holder of Series J Preferred Shares may call such meeting, upon the notice above provided, and for that purpose shall have access to the Register of Members. Alternatively, the Additional Directors may be elected by a resolution in writing, which may be in counterparts, signed by all of the holders of the Series J Preferred Shares and the Voting Preferred Shares. If at the time the voting power referred to in this Section 9(b) is vested in the holders of the Series J Preferred Shares and the Voting Preferred Shares, there are not two vacancies on the Board of the Company, the holders of the Series J Preferred Shares and the Voting Preferred Shares shall have the right to increase the size of the Board by two directors, to the extent permitted by Bermuda law, provided that any such increase in the size of the Board shall not delay the exercise of such voting power for a period in excess of thirty days from the date such holders of the Series J Preferred Shares and the Voting Preferred Shares request the Corporate Secretary to call a meeting for the purpose of electing the Additional Directors. The Additional Directors shall hold office until the next annual general meeting of the shareholders or until the office of Additional Director terminates as hereinafter provided. Any Additional Director may be removed, with or without cause, by a majority vote at any special meeting of the holders of the Series J Preferred Shares and of the Voting Preferred Shares, voting as a single class, provided that the notice of any such meeting convened for the purpose of removing an Additional Director shall contain a statement of the intention so to do and be served on such Additional Director not less than 14 days before the meeting and at such meeting such Additional Director shall be entitled to be heard on the motion for such Additional Director’s removal. In the event of any vacancy in the office of Additional Director, a successor shall be elected by the holders of the Series J Preferred Shares and the Voting Preferred Shares, voting as a single class, at any general meeting of shareholders or at a special meeting of the holders of the Series J Preferred Shares and the Voting Preferred Shares called in accordance with the procedures described above for the election of Additional Directors, or by a written resolution as provided above, such successor to hold office until the next annual general meeting of the shareholders or until the office of Additional Director terminates as hereinafter provided. If an interim vacancy shall occur in the office of Additional Director prior to a general meeting of the shareholders or a special meeting or written resolution of the holders of the Series J Preferred Shares and the Voting Preferred Shares, a successor shall be elected by the Board upon nomination by the then remaining Additional Director or the successor of such remaining Additional Director, to serve until a successor is elected in accordance with the preceding sentence or until the office of Additional Director terminates as hereinafter provided; provided, however, that if no remaining Additional Director or successor of such Additional Director is then in office, Additional Directors shall be elected in accordance with the procedures described in the immediately preceding sentence. Whenever dividends on the Series J Preferred Shares and the Voting Preferred Shares then issued and outstanding have been paid in full, or declared and sufficient funds have been set apart for payment, for at least four consecutive dividend periods, then the rights of holders of the Series J Preferred Shares and of the Voting Preferred Shares to elect Additional Directors shall cease (but subject always to the same provision for the vesting of such rights in the case of any future non-payments in an amount equivalent to dividends for six full Dividend Periods), and the terms of office of the Additional Directors so elected by the holders of Series J Preferred Shares and the Voting Preferred Shares to the Company’s Board shall immediately terminate and, if the size of the Board was increased for the purposes of the Additional Directors, the number of directors constituting the Board shall be reduced accordingly.

(c)            Any Additional Directors shall be in addition to any additional directors that may be elected pursuant to the certificates of designation for the Cumulative Shares. Although the Series J Preferred Shares are Parity Shares with respect to the Cumulative Shares, and notwithstanding any provision of the certificate of designation of any series of Cumulative Shares, holders of the Series J Preferred Shares will not be entitled to vote with the holders of the Cumulative Shares for the election of additional directors in circumstances where the holders of Cumulative Shares are entitled to do so.

(d)            In the event that the Company were to merge or amalgamate with another company, the holders of the Series J Preferred Shares are entitled to vote on such merger or amalgamation together with all other holders of the Company’s share capital pursuant to the Companies Act; provided that, on any matter on which the holders of Series J Preferred Shares are entitled to vote together with the holders of Common Shares, whether with holders of all other classes of the Company’s share capital or otherwise, each Series J Preferred Share shall entitle the holder thereof to a vote that is equal to 1/1,000th the vote of each Common Share. Notwithstanding the foregoing, the holders of the Series J Preferred Shares are entitled to vote as a separate class, if the merger or amalgamation agreement contains a provision that would constitute a variation of the rights of such Series J Preferred Shares.

(e)            So long as any Series J Preferred Shares are issued and outstanding, in addition to any other vote or consent of shareholders required by law or by the Bye-Laws, the affirmative vote of the holders of at least 75% of the Series J Preferred Shares at the time issued and outstanding, voting together as a single class with any other series of preferred shares of the Company entitled to vote thereon, to the exclusion of all other series of preferred shares of the Company, given in writing without a meeting or by vote in person or by proxy at a meeting, shall be necessary for effecting or validating:

(i)            Any amendment, alteration or repeal of any of the provisions of the Company’s Memorandum of Association, Bye-Laws or this Certificate of Designation that would vary the rights, preferences or voting powers of the holders of the Series J Preferred Shares; provided, however, that any action to authorize or create, or to increase the authorized amount of, any class or series of share capital of the Company that does not rank senior to the Series J Preferred Shares in either the payment of dividends or the distribution of assets on any liquidation, dissolution or winding up of the Company shall not be deemed to vary the rights, preferences or voting powers of the holders of Series J Preferred Shares;

(ii)            An amalgamation, consolidation, merger or statutory share exchange that affects the Series J Preferred Shares, unless in each such case each Series J Preferred Share (i) shall remain issued and outstanding with no variation in its rights, preferences or voting powers or (ii) shall be converted into or exchanged for a preferred share of the surviving entity having rights, preferences and voting powers identical to that of a Series J Preferred Share; or

(iii)            The authorization, creation or any increase in the authorized amount of, any shares of any class or series or any security convertible into shares of any class or series of share capital of the Company ranking senior to the Series J Preferred Shares in the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Company.

(f)            The holders of the Series J Preferred Shares shall not be entitled to vote on any sale of all or substantially all of the assets of the Company.

(g)            Subject to subject to Section 9(d), for purposes of any other vote by the holders of the Series J Preferred Shares pursuant to the foregoing provisions of this Section 9, each Series J Preferred Share shall have one (1) vote per share, except that when any class or series of Voting Preferred Shares shall have the right to vote with the Series J Preferred Shares as a single class on any matter, then the Series J Preferred Shares and such class or series of Voting Preferred Shares shall have with respect to such matters one (1) vote per $25.00 of stated liquidation value. Except as otherwise required by applicable law or as set forth herein, the Series J Preferred Shares shall not have any other voting rights or powers, and the consent of the holders thereof shall not be required for the taking of any action by the Company.

(h)            Without the consent of the holders of the Series J Preferred Shares, so long as such action does not vary the rights, preferences, privileges and voting powers, of the Series J Preferred Shares, the Company may, by resolution, amend, alter, supplement or repeal any terms of the Series J Preferred Shares:

(i)            to cure any ambiguity, or to cure, correct or supplement any provision contained in this Certificate of Designation that may be defective or inconsistent; or

(ii)            to make any provision with respect to matters or questions arising with respect to the Series J Preferred Shares that is not inconsistent with the provisions of this Certificate of Designation.

(i)            No vote or consent of the holders of Series J Preferred Shares will be required pursuant to any paragraph in this Section 9 if, at or prior to the time when any such vote or consent would otherwise be required pursuant to such Section, all outstanding shares of Series J Preferred Shares shall have been redeemed, or shall have been called for redemption on proper notice and sufficient funds shall have been set aside for the benefit of the holders of the Series J Preferred Shares to effect such redemption, in each case pursuant to Section 6 above, unless in the case of a vote or consent required pursuant to clause (iii) of Section 9(e) above if all outstanding shares of Series J Preferred Shares are being redeemed with the proceeds from the sale of the shares to be authorized.

Section 10.      Limitation on Transfer and Ownership.

(a)            Limitation. The Series J Preferred Shares shall be subject to the limitations on transfer and ownership contained in the Bye-laws. Nothing in this Section 10(a) shall preclude the settlement of any transaction entered into through the facilities of the New York Stock Exchange.

(b)            Exemptions. The limitation on ownership set forth in Section 10(a) shall not apply to the acquisition of Series J Preferred Shares by an underwriter as part of the public offering of Series J Preferred Shares. The Board may waive the restrictions on transfer set forth in Section 10(a) in its discretion and on a case by case basis. The Board will not be liable to the Company, its shareholders or any other Person whatsoever for any errors in judgment made by it in granting any waiver or waivers to the foregoing restrictions in any case so long as it has acted in good faith.

Section 11.      Record Holders. The Company and the Transfer Agent may deem and treat the record holder of any Series J Preferred Shares, as the same appears in the Register of Members, as the true and lawful owner thereof for all purposes, and neither the Company nor the Transfer Agent shall be affected by any notice to the contrary. Payments in respect of Series J Preferred Shares shall be sent to the holders thereof at their address most recently noted on the Register of Members and, in the case of joint holders of Series J Preferred Shares, may be made to all such joint holders but sent to that one of the joint holders of Series J Preferred Shares who is first named in the Register of Members at his or her address most recently noted in the Register of Members or shall be made payable to such person or persons and sent to such address as all the joint holders of such Series J Preferred Shares may in writing direct. Cheques in payment of any obligation of the Company to holders of Series J Preferred Shares shall be sent by first-class mail at the risk of the holder of the Series J Preferred Shares, and due payment of a cheque shall be full satisfaction of the obligation represented thereby notwithstanding any notice which the Company may have whether express or otherwise of any right, title or interest or claim of any other person to or in such Series J Preferred Shares.

Section 12.      Conversion. The Series J Preferred Shares shall not be convertible into or exchangeable for any other securities of the Company, except under the circumstances set forth under Section 7.

Section 13.      Certificates. The Company may at its option issue shares of Series J Preferred Shares without certificates. If DTC or its nominee is the registered owners of the Series J Preferred Shares, the following provisions of this Section 13 shall apply. If and as long as DTC or its nominee is the registered owner of the Series J Preferred Shares, DTC or its nominee, as the case may be, shall be considered the sole owner and holder of all Series J Preferred Shares for all purposes under the instruments governing the rights and obligations of holders of Series J Preferred Shares. If DTC discontinues providing its services as securities depositary with respect to the Series J Preferred Shares, or if DTC ceases to be registered as a clearing agency under the Exchange Act, in the event that a successor securities depositary is not obtained within 90 days, the Company shall either print and deliver certificates for the Series J Preferred Shares or provide for the direct registration of the Series J Preferred Shares with the Transfer Agent. If the Company decides to discontinue the use of the system of book-entry-only transfers through DTC (or a successor securities depositary), the Company shall print certificates for the shares of Series J Preferred Shares and deliver such certificates to DTC or shall provide for the direct registration of the Series J Preferred Shares with the Transfer Agent. Except in the limited circumstances referred to above, owners of beneficial interests in the Series J Preferred Shares:

(a)            shall not be entitled to have such Series J Preferred Shares registered in their names;

(b)            shall not receive or be entitled to receive physical delivery of securities certificates in exchange for beneficial interests in the Series J Preferred Shares; and

(c)            shall not be considered to be owners or holders of the Series J Preferred Shares for any purpose under the instruments governing the rights and obligations of holders of Series J Preferred Shares.

In witness whereof, PartnerRe Ltd. has caused this certificate to be signed by Nick Burnet, its Executive Vice President and Chief Financial Officer, this 15th day of March, 2021.

By	/s/ Nick Burnet
	Name:	Nick Burnet
	Title:	Executive Vice President and
Chief Financial Officer

[Signature Page to Certificate of Designation]